Exhibit 99.1

Civeo Announces Initial 2015 Operating Guidance

HOUSTON, Dec. 29, 2014 (GLOBE NEWSWIRE) -- Civeo Corporation (NYSE:CVEO) today announced the company’s initial 2015 guidance, which reflects decisions by major oil companies in North America to significantly reduce 2015 capital spending, particularly in Canada, continuing weakness in global commodity markets and the resulting impact on the company’s business in Canada, Australia and the United States.

The acceleration in November of the decline in global crude oil prices and forecasts for a potentially protracted period of lower prices have resulted in major oil companies reducing their 2015 capital budgets from 2014 levels. This has had the effect of reducing the near-term allocation of capital to development or expansion projects in the oil sands, which is a major driver of demand for the company’s services in Canada. It has also increased the difficulty of reliably estimating 2015 occupancy levels for the company’s facilities. Likewise in Australia, persistently low metallurgical coal prices continue to negatively impact demand for accommodations in Civeo’s primary markets. In addition to these operational factors, the company expects to be negatively impacted by the continuing weakness in the Canadian and Australian dollars, which are down 2% and 6%, respectively, over the past two months against the US dollar and down 8% and 9%, respectively, year-to-date in 2014.

Based on current information and expectations for demand, the company anticipates first quarter 2015 revenues will be in the range of $160 million to $175 million with EBITDA in the range of $45 million to $55 million. Management expects typical seasonality in 2015 in which second quarter earnings are sequentially lower with Canadian spring break up. Earnings in the second half of 2015 are expected to be sequentially weaker as certain contracts expire or are replaced with contracts with fewer committed rooms at lower rates, particularly in Australia, causing estimated occupancy and average daily rates to decline. For the full year 2015, revenues are expected to be in the range of $540 million to $600 million, with expected 2015 EBITDA in the range of $135 million to $160 million. In giving its initial 2015 guidance, the company also reiterates its fourth quarter 2014 guidance of $200 million to $210 million of revenues with an EBITDA margin of 32% to 34%.

Entering 2015, the company has approximately 35% to 40% of its lodge rooms contracted in Canada, down from over 75% contracted for 2014 at the beginning of 2014. The company expects Canadian occupancy of 44% to 47% with an average daily rate of approximately C$139 to C$145 for 2015. In Australia, the company has approximately 35% to 40% of its village rooms contracted, down from over 55% contracted for 2014 at the beginning of 2014. Civeo expects Australian occupancy of 55% to 57% with an average daily rate of A$88 to A$95 for 2015.

In reaction to softer markets, the company is pursuing additional revenue opportunities, adjusting its cost structure, limiting capital expenditures and suspending its quarterly dividend.

Management is actively seeking short term accommodations agreements to augment contracted room revenue and maintain market share and providing certain services to third parties for a fee. Partially offsetting the expected reduction in lodge revenues is Civeo’s recently completed McClelland Lake Lodge. In 2015, the company expects to begin realizing the full-year benefits of this 1,997 room facility, which has the majority of its rooms under contract through the first quarter of 2017.

In addition, the company has reduced headcount in its Canadian and U.S. operations by 30% and 45%, respectively, from levels at the beginning of 2014. These efforts have included closing locations which were unprofitable at the expected low levels of occupancy, including the temporary closure of the Athabasca Lodge and the permanent closure of the Lakeside Lodge as well as the continued assessment of two U.S. locations. In terms of its manufacturing operations, the company closed its Australian manufacturing location due to projected limited demand for additional rooms over the next several years and is assessing the manufacturing capacity required to support the North American market. 2015 operating costs are expected to decrease by more than 35% in Canada and by more than 15% in Australia from 2014 levels. Management also expects 2015 SG&A expenses in Canada to be approximately 20% lower than 2014 and more than 10% lower in Australia year-over-year. Management will continue to focus on operating costs as clarity on market conditions improves.

The company expects 2015 capital expenditures to be in the range of $75 million to $85 million, a significant reduction compared to estimated 2014 capital expenditures of approximately $260 million to $280 million. The 2015 capital expenditures guidance excludes up to approximately $50 million of capital for unannounced and uncommitted projects, the spending for which will be contingent on securing customer contracts.

In addition, as a result of the company’s current outlook and guidance described above, the company could be required to record impairment charges related to the carrying value of its assets and/or goodwill.

Civeo’s board of directors, upon the unanimous recommendation of the value creation committee of the board, has unanimously determined to suspend the company’s quarterly dividend in order to maintain the company’s financial flexibility and best position Civeo for long-term success. Civeo’s board regularly reviews the company’s operations and capital allocation priorities. In light of the company’s revised outlook and expected refinancing of its credit facility in connection with the previously announced migration, the company anticipates that excess cash flow and its existing cash balances may be used to reduce indebtedness in 2015. Until such time as industry conditions and the company’s performance and outlook improve, Civeo’s board of directors intends to take such actions with respect to the dividend and other forms of returning capital to shareholders as are prudent and necessary to assure the company’s financial strength and competitive standing in each of its markets.

The company continues to pursue its migration to Canada and, prior to year end, plans to file a Form S-4 related to the migration with the Securities and Exchange Commission. The anticipated timing of the migration remains the second or third quarter of 2015, subject to a number of conditions including, but not limited to, shareholder approval and the refinancing of the company’s debt, as will be more fully described in the Form S-4.

President and Chief Executive Officer Bradley J. Dodson, stated, “As it became evident during the fourth quarter that capital spending budgets among the major oil companies were going to be cut, we began taking steps to reduce marketed room capacity, control costs and curtail discretionary capital expenditures. In Canada, we have since closed our Athabasca and Lakeside lodges and are evaluating similar actions in select other locations. We are limiting our discretionary capital spending in 2015 to those projects that are supported by customer contracts. From a revenue perspective, we are reassessing where in our regional markets we can profitably improve occupancy while maintaining the high safety and service levels for which our company is known. These efforts reflect our proactive approach to improving the company’s structural efficiency, managing cash flow and maintaining our balance sheet.”

Civeo Corporation will host a conference call to discuss this announcement today at 5:00 pm Eastern time. This call is being webcast and can be accessed at Civeo’s web site at http://www.civeo.com. Participants may also join the conference call by dialing 1 (888) 517-2485 in the United States or by dialing +1 (847) 413-3615 internationally and using the passcode of 9049 998#. A replay of the conference call will be available ninety minutes after the completion of the call by dialing 1 (888) 843-7419 in the United States or by dialing +1 (630) 652-3042 internationally and entering the passcode of 9049 998#.

ABOUT CIVEO

Civeo Corporation is a leading provider of workforce accommodations with prominent market positions in the Canadian oil sands and the Australian natural resource regions. Civeo offers comprehensive solutions for housing hundreds or thousands of workers with its long-term and temporary accommodations and provides catering, facility management, water systems and logistics services. Civeo currently owns a total of seventeen lodges and villages in operation in Canada and Australia, with an aggregate of more than 22,000 rooms. Civeo is publicly traded under the symbol “CVEO” on the NYSE. For more information, please visit Civeo’s website at http://www.civeo.com.

FORWARD LOOKING STATEMENTS

The foregoing contains forward-looking statements within the meaning of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that do not state historical facts and are, therefore, inherently subject to risks and uncertainties. The forward-looking statements included herein are based on then current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those forward-looking statements. Such risks and uncertainties include, among other things, risks associated with the general nature of the accommodations industry, risks associated with the level of supply and demand for oil, coal, natural gas, iron ore and other minerals, including the level of activity and developments in the Canadian oil sands, the level of demand for coal and other natural resources from Australia, and fluctuations in the current and future prices of oil, coal, natural gas, iron ore and other minerals, risks associated with the execution of the company’s migration, including, among other things, risks associated with obtaining any required shareholder approval, successful refinancing of the company’s debt and changes in tax laws or their interpretations, the implications, results and timing of the review by the board and the value creation committee regarding capital allocation and other matters, the ability to realize the anticipated benefits of these arrangements, the impact thereof on the company’s relationships, including with employees, customers, competitors and investors, and other factors discussed in the “Business” and “Risk Factors” sections of the amended Form 10 (the “Form 10”) filed by the company with the Securities and Exchange Commission (“SEC”) on May 8, 2014, the company’s subsequent SEC filings and the registration statement on the Form S-4 (the “Form S-4”) to be filed by Civeo Canadian Holdings ULC, a subsidiary of the company (“Civeo Canada”), with the SEC in connection with the migration. Except as required by law, the company expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. In connection with the proposed migration, Civeo Canada will file with the SEC a registration statement on Form S-4 that includes a preliminary prospectus of Civeo Canada and a preliminary proxy statement of Civeo, and each of Civeo and Civeo Canada will be filing documents with the SEC which contain other relevant materials in connection with the proposed migration. A definitive proxy statement/prospectus will be mailed to the shareholders of Civeo once the registration statement has been declared effective by the SEC. INVESTORS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND ANY OTHER MATERIALS IF AND WHEN THEY BECOME AVAILABLE AND EFFECTIVE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MIGRATION AND CIVEO. Investors may obtain a free copy of the proxy statement/prospectus and other relevant documents (when available) filed and to be filed with the SEC from the SEC’s web site at www.sec.gov or at Civeo’s web site at www.civeo.com. Investors will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, Civeo Corporation, 333 Clay Street, Suite 4980, Houston, TX 77002, telephone 713.510.2400.

Civeo Corporation and its directors and officers may be deemed to be participants in the solicitation of proxies from the company’s shareholders in connection with the migration. Information about these persons is set forth in the Form 10, and will be included in the Form S-4 and in any documents subsequently filed by its directors and officers under the Securities Exchange Act of 1934, as amended. Investors may obtain additional information regarding the interests of such persons, which may be different from those of Civeo’s shareholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the migration to be filed with the SEC when they become available.

CONTACT: Investors

         Frank C. Steininger

         Senior Vice President and Chief Financial Officer

         Civeo Corporation

         713-510-2400

Source: Civeo Corporation

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